UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, April 2010
Commission File Number 000-29338
CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)

(Translation of registrant’s name into English)
6190 Agronomy Road, 6th Floor
Vancouver, British Columbia, V6T 1Z3, CANADA 4

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐            Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☑
This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statements on Form F-10 (File No. 333-137935), Form F-3 (File No. 333-131912), Form S-8 (333-136696) and Form S-8 (333-125860).

SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.

(Registrant)

Date: May 11, 2011	By:	/s/ Curtis Sikorsky

Name: Curtis Sikorsky
Title: Chief Financial Officer

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Notice of Annual Meeting of Shareholders and Information Circular

99.2	Form of Proxy

99.3	Request for Annual and Interim Financial Statements and MD&A